January 6, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE, Mail Stop 3030
Washington, DC 20549
Attention: Lynn Dicker

Re:	Pixelworks, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarter Ended September 30, 2008 File No. 000-30269
Dear Ms. Dicker:
          We refer to your letter dated December 19, 2008, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2007; and Form 10-Q for the quarter ended September 30, 2008 (File No. 000-30269) of Pixelworks, Inc. (“Pixelworks”). Set forth below are our responses to the Staff’s comments. We have set forth each of the Staff’s comments immediately preceding our response thereto.
Form 10-K for the Year Ended December 31, 2007
Item 7a. Quantitative and Qualitative Disclosure about Market Risk, page 46
1.	We note your disclosures related to your interest rate for your $140 million convertible subordinated debentures. However, we do not see any disclosures related to your interest rate risk related to your investment portfolio. Please explain to us if you believe that fluctuations in interest rates related to your investment portfolio would materially impact your results of operations. If material, please revise your future filings to include one of the three disclosure alternatives required by item 305(a) of Regulation S-K.
Response:

With the exception of our strategic investment in a publicly traded equity security, which we classify as long-term based on our intent to hold the investment for more than one year, our investment portfolio is comprised entirely of high-quality, short-term investments. The primary objective of our investment policy is preservation of capital, and our policy does not allow for investments with maturities longer than one year. This policy dictates a portfolio of relatively conservative securities, which in turn produce commensurately lower yields. Accordingly, we do not consider anticipated interest income as a primary factor when contemplating business decisions, including future expenditures.

While we have realized significantly lower interest income during 2008 than 2007, and while this decrease did directly impact our results of operations, the decrease was only due in part to lower yields. A 47% decrease in our cash and investment balances also contributed significantly to the decrease in interest income. We note further that the realized decrease in interest income which resulted specifically from decreased interest rates did not materially impact our results of operations, cash flows or liquidity.

Our results of operations have fluctuated significantly in the past, and may continue to do so in the future. Therefore, future changes in interest rates could have a material impact on our results of operations. Accordingly, in future filings, we will expand our disclosure under Item 7a to read as follows:
Interest rate fluctuations impact the interest income that we earn on our investment portfolio and the value of our investments. Factors that could cause interest rates to fluctuate include volatility in the credit and equity markets, such as the current uncertainty in global economic conditions; changes in the monetary policies of the United States and other countries and inflation. We mitigate risks associated with such fluctuations, as well as the risk of loss of principal, by investing in high-credit quality securities and limiting concentrations of issuers and maturity dates. Derivative financial instruments are not part of our investment portfolio.
Additionally, in future filings we will include a sensitivity analysis disclosure that expresses our potential loss of future earnings which may result from hypothetical decrease in interest rates.
Item 8. Financial Statements and Supplementary Data, page 46
Notes to Consolidated Financial Statements, page 52
Note 5. Restructuring, page 63
2.	We note your disclosures here and throughout the filing related to your restructuring activities. Please revise future filings to include a more detailed description of each of your exit or disposal activities, including the facts and circumstances leading to the expected activities and the expected completion date, consistent with paragraph 20(a) of SFAS 146. Within your discussion, please explain how you considered footnote 1 of SFAS 146.
Response:

In future filings, we will include all disclosures required by paragraph 20(a) of SFAS 146, including consideration of footnote 1 of SFAS 146.

3.	Further to the above, please revise future filings to provide the disclosures required by paragraph 20(b) of SFAS 146 and SAB Topic 5.P.4. for each restructuring activity for all reporting periods presented until the activities are completed.
Response:

In future filings, we will include all disclosures required by paragraph 20(b) of SFAS 146 and SAB Topic 4.P.4. for each restructuring activity for all reporting periods presented until the activities are completed.
4.	Please revise your MD&A in future filings to include all of the disclosures required by SAB Topic 5.P.4.
Response:

In future filings, we will include all of the disclosures required by SAB Topic 5.P.4.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
-Liquidity and Capital Resources, page 24
5.	In light of the current market conditions and your significant investment portfolio at September 30, 2008, please expand your discussion and analysis to provide your investors with information necessary for an understanding of your financial condition related to these investments. Refer to Item 303(a) of Regulation S-K. For example, please identify the specific nature of your marketable securities, indicate what factors may affect the value of those securities, the sensitivity of the value of the securities to those factors, and disclose any material risks.
Response:

We have drafted the following updated disclosure in response to this comment:

	September 30,	December 31,		%
	2008	2007	$ change	change
Cash and cash equivalents	$42,780	$74,572	$(31,792)	(43)%
Short-term marketable securities	18,560	34,581	(16,021)	(46)
Long-term marketable securities	1,490	9,804	(8,314)	(85)

Total cash and marketable securities	$62,830	$118,957	$(56,127)	(47)%

     Total cash and marketable securities decreased 47% during the first nine months of 2008. The decrease resulted primarily from $58.6 million used for the repurchase of long-term debt, $3.9 million used for payments on property and equipment and other asset financings, $2.1 million used for the repurchase of our common stock, and $1.5 million used for purchases of property and equipment and other long-term assets. These uses were partially offset by $13.2 million of cash flow generated from operations.
     At September 30, 2008, cash equivalents and short-term marketable securities included $29.0 million in money market funds, $7.8 million in commercial paper, $5.6 million in U.S. government agencies debt securities, and $5.2 million in corporate debt securities. At September 30, 2008, we also held a $1.5 million long-term strategic equity investment in a publicly traded corporation. All of our investments were denominated in U.S. dollars, and our portfolio did not contain direct exposure to subprime mortgages or structured vehicles that derive their value from subprime collateral.
     The quality of our short-term investment portfolio remains high during this difficult credit environment. Our investment policy requires at least 25% of our portfolio to mature within 90 days. Additionally, no maturities can extend beyond one year and concentrations with individual securities are limited. Investments must be rated at least A-1 / P-1 by Standard & Poor’s / Moody’s, and our investment policy is reviewed at least annually by our Audit Committee.
     When available, we use quoted prices in active markets for identical assets or liabilities to determine the fair value of our cash equivalents and marketable securities. If quoted prices in active markets for identical assets or liabilities are not available, we use quoted prices for similar assets or liabilities, or use observable inputs other than the quoted prices, to determine fair value. We have no investments which are fair valued based on unobservable inputs.
     The valuations of our short-term marketable securities are affected by a variety of factors, including changes in interest rates and the actual or perceived financial stability of the issuer. However, due to the high quality of our investments and their short-term nature, there has not been, and we do not expect there to be, a significant fluctuation in the valuation of these investments. Accordingly, we do not expect a materially negative impact on our financial condition from fluctuations in the value of our short-term investments. As of September 30, 2008, we had a total unrealized gain of $78,000 on these investments.
     The valuation of our long-term equity investment has fluctuated significantly, and could continue to fluctuate significantly, due to a variety of factors including changes in the global economy and changes in the actual or expected performance of the issuing company. In the first quarter of 2008, we recorded an other-than-temporary impairment of $6.5 million related to this investment. We may record additional impairment charges in the future if we determine that further declines in value of the investment are other-than-

temporary. Such an impairment would negatively impact our results of operations, but would not materially impact our financial condition.
     We anticipate that our existing cash and investment balances will be adequate to fund our operating and investing needs for the next twelve months and the foreseeable future. From time to time, we may evaluate acquisitions of businesses, products or technologies that complement our business. We may also repurchase additional amounts of our long-term debt or repurchase additional shares of our common stock, as authorized under our share repurchase program. Any such transactions, if consummated, may consume a material portion of our working capital or require the issuance of equity securities that may result in dilution to existing shareholders.
As the disclosure drafted above includes information substantially presented elsewhere in our Form 10-Q for the Quarterly Period Ended September 30, 2008, including Item 1, Financial Statements, Note 3: Fair Value Measurement (page 11) and Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest and other income, net (page 23), we respectfully request that we be permitted to revise our future filings to reflect the form of the disclosure shown above, rather than amending the 10-Q as filed.
*   *   *   *   *
Pixelworks, as specifically requested by the Commission, acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          After you have reviewed the foregoing, please call me at 408-200-9221 so that we can resolve any open issues and bring these matters to conclusion. Thank you.

Very truly yours,

/s/ Steven Moore

Steven Moore
Vice President and Chief Financial Officer